PROSPECTUS SUPPLEMENT NO. 6

Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-123008

OXIS INTERNATIONAL

PROSPECTUS SUPPLEMENT NO. 5 DATED September 21, 2006

TO THE PROSPECTUS DATED APRIL 12, 2006

This Prospectus Supplement No. 6 supplements our Prospectus dated April 12, 2006 with the following attached documents:

A. Form 8-K Current Report dated September 21, 2006

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement No. 5 should be read in conjunction with Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5 and the Prospectus, each of which are required to be delivered with this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS, AS
SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS
TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

The date of this prospectus supplement is September 21, 2006.

INDEX TO FILINGS

Annex
Form 8-K Current Report of the registrant filed with the Securities and Exchange Commission on September 21, 2006	A

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date Of Report (Date Of Earliest Event Reported): 09/15/2006

(Exact Name of Registrant as Specified in its Charter)

Commission File Number:  0-8092

DE	94-1620407
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

323 Vintage Park Drive, Suite B, Foster City, California 94404
(Address of Principal Executive Offices, Including Zip Code)

650-212-2568
(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17CFR240.14a-12)

[  ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act(17CFR240.14d-2(b))

[  ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act(17CFR240.13e-4(c))

Item 2.04. Triggering Events That Accelerate or Increase a Direct Financial Obligation.

In connection with the termination of Steven T. Guillen as the President and Chief Executive as disclosed below in Item 5.02, certain financial obligations under Mr. Guillen’s employment agreement are triggered. Pursuant to the employment agreement dated February 25, 2005 with Mr. Guillen, his termination triggers severance obligations of $250,000 to be paid in monthly installments over a one year period from the termination date, back salary in the amount of approximately $75,000, continued coverage under OXIS’ medical and health plan in accordance with COBRA rules and regulations, and reimbursement of all business expenses incurred until the date of termination accompanied by normal and customary documentation. The severance payment and continued medical and health plan coverage payments are contingent upon Mr. Guillen’s executive of a waiver and release of all claims against the corporation.

Item 5.02. Departure of Directors or Principal Officers; Appointment of Principal Officers.

(b)	Departure of Principal Officer

Steven T. Guillen’s employment as President and Chief Executive Officer of OXIS International, Inc. (“OXIS”) was terminated on September 15, 2006.  Steven Guillen will remain a member of the board of directors of OXIS.

(c)	Appointment of Principal Officer

On September 15, 2006 the board of directors of OXIS appointed Marvin S. Hausman, M.D. as President and Chief Executive Officer of OXIS. Dr. Hausman will remain the Chairman of the board of directors. The terms of Dr. Hausman’s employment with OXIS as President and Chief Executive Officer are currently under negotiation.

On November 17, 2005, OXIS entered into a Consulting Agreement with NW Medical Research Partners, Inc. Marvin Hausman, M.D., is the Principal of NW Medical Research Partners. Pursuant to the Consulting Agreement Marvin Hausman has provided certain consulting services pertaining to licensing of intellectual property, development of potential products and financing activities. Dr. Hausman has been paid approximately $28,000 pursuant to the Consulting Agreement for compensation and expenses and is currently owed $56,000 for his services, including out of pocket expenses. Dr. Hausman was also compensated with the grant of a stock option to purchase 108,000 shares of OXIS common stock at an exercise price of $0.37 per share, with 9,000 options vesting each month over the term of the agreement. It is expected that the Consulting Agreement with Dr. Hausman will be terminated upon his signing of an employment agreement with OXIS.

On September 21, 2006, OXIS International issued a press release announcing the termination of Steven T. Guillen and the appointment of Marvin S. Hausman, M.D. A copy of the press release is attached as Exhibit 99.1 under Item 9.01 of this Report.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1 Press Release dated September 21, 2006 entitled “OXIS International Appoints Marvin S. Hausman, M.D. President and Chief Executive Officer”

Signature(s)

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

OXIS International, Inc.

Date: September 21, 2006	By:	/s/ Michael D. Centron
Michael D. Centron
Title: Chief Financial Officer

Exhibit 99.1

OXIS INTERNATIONAL APPOINTS MARVIN S. HAUSMAN M.D.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Foster City, CA (September 21, 2006) - OXIS International, Inc. (OTCBB: OXIS.OB) (Nouveau Marché: OXIS) (FWB: OXI) announced today that Steve T. Guillen's employment as the President and Chief Executive Officer of OXIS was terminated on September 15, 2006. Mr. Guillen will continue to serve on the company’s Board of Directors. The Board of Directors of OXIS has appointed Dr. Marvin S. Hausman to succeed Mr. Guillen. Dr. Hausman will maintain his current position as Chairman of the Board.

John Repine M.D., OXIS Board member and CEO of Webb-Waring Institute, Denver, Colorado, a leading antioxidant research center, stated “Because of his extensive experience, creative insights and numerous contacts in medical diagnostics and therapeutics, Dr. Hausman brings a visionary leadership to OXIS. He has the comprehensive scientific, marketing and business skills needed to integrate and energetically advance OXIS’s diagnostic and therapeutic portfolios.”

Dr. Hausman is a highly respected physician-scientist and graduate of New York University School of Medicine. He is a Board Certified Urological Surgeon who trained at the UCLA School of Medicine and was a practicing physician for more than 25 years. Dr. Hausman has gained over 30 years of experience in the research and development of pharmaceutical therapeutic and diagnostic products. He has assisted in the successful research, development and launch of marketed pharmaceutical products for many companies, including Bristol Myers International, Mead Johnson Pharmaceutical Company, Baxter-Travenol and E. R. Squibb. In addition he co-founded Medco Research, Inc, a NYSE biopharmaceutical company acquired by King Pharmaceuticals as well as Axonyx, Inc, (AXYX), a NASDAQ listed company specializing in the development of central nervous system drugs, who on June 8th, 2006 announced a merger with Torrey Pines Therapeutics Inc. Dr. Hausman is a Principal of Northwest Medical Research, Inc., a company dedicated to the discovery of drugs, neutraceuticals and diagnostic agents that have applications in promoting the well-being of humans and animals. Northwest Medical Research is currently involved in an international collaboration on the development of a rapid sensitive diagnostic assay to track Avian Influenza infections as well as the development of bioactive anti-inflammatory products from exotic mushrooms.

About OXIS and BioCheck:

OXIS International, Inc. develops technologies and products to research, diagnose, treat and prevent diseases of oxidative stress associated with damage from free radical and reactive oxygen species. The company holds the rights to three therapeutic classes of compounds in the area of oxidative stress, and has focused commercialization programs in clinical cardiovascular markers, including MPO (myeloperoxidase) and GPx (glutathione peroxidase), as well as a highly potent antioxidant, Ergothioneine, that may be sold over-the-counter (OTC) as a dietary supplement. OXIS has acquired a 51% interest in and has the option to purchase the remaining 49% of BioCheck, Inc..

BioCheck, Inc. is a leading provider of high quality enzyme immunoassay research services and products including immunoassay kits for cardiac and tumor markers, infectious diseases, thyroid function, steroids, and fertility hormones. The company operates a 15,000 square-foot, U.S. Food and Drug Administration (FDA) certified cGMP, and ISO device-manufacturing facility in Foster City, California. BioCheck has advanced developmental programs on two promising cancer biomarkers, related to the Id-gene, and the HMGA2 gene. Id proteins play a significant role in the process of tumor related angiogenesis and other functions related to blood vessel formation. The HMGA2 gene has been implicated in aggressive forms of breast cancer.

More information about OXIS, BioCheck and its products, services as well as current SEC filings may be obtained by visiting http://www.oxis.com, http://www.oxisresearch.com and http://www.biocheckinc.com.

* * *

The statements in this press release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements in this release include statements regarding: (i) that Dr. Hausman will bring visionary leadership to OXIS and (ii) that Dr. Hausman will be able to integrate and energetically advance OXIS’s diagnostic and therapeutic portfolios based on his comprehensive scientific, marketing and business skills.  Factors that could cause actual results to differ materially from the forward-looking statements include risks and uncertainties such as the inability of OXIS to close a financing transaction to maintain its operations and repay its debt; the acquisition of the remaining 49% of the BioCheck shares by OXIS not closing due to, among other reasons, the inability of OXIS to close a financing transaction; the risks inherent in integrating an acquired business; risks inherent in owning a majority interest in a company; unforeseen difficulties in achieving synergies following an acquisition; unforeseen difficulties related to the company’s oxidative stress and other diagnostic products; the development by the company’s competitors of new competing products; the ability to integrate and advance OXIS’s diagnostic and therapeutic portfolios, and other risks indicated in the company’s filings with the Securities and Exchange Commission. It is important to note that actual outcomes could differ materially from those in such forward-looking statements. Readers should also refer to the documents filed by the company with the Securities and Exchange Commission, specifically the company’s annual report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2006 and the company's quarterly reports on Form 10-QSB filed thereafter.